EXHIBIT 77D for IDS Bond Fund, Inc.

At the Board of Directors meetings held on October 7-8, 1998, the following non-fundamental investment policies were eliminated:

The Fund will not pledge or mortgage its assets beyond 15% of total assets.

The Fund will not invest more than 5% of its total assets in securities of domestic or foreign companies, including any predecessors, that have a record of less than three years continuous operations.

The Fund will not invest more than 5% of its net assets in warrants.

The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.